Exhibit (a)(5)(B)

INTEROFFICE MEMORANDUM

TO:	ALL DOVER MOTORSPORTS EMPLOYEES
FROM:	DENIS MCGLYNN
SUBJECT:	MERGER
DATE:	11/08/21

I want to let everyone know that this afternoon after the market closes we will be issuing a joint press release with Speedway Motorsports announcing our planned merger with them prior to the end of the year.

I know this will come as a surprise to many of you, but I’d like you to consider this a positive development for all involved.

You’re all aware of the many changes NASCAR is undergoing as it seeks to rebuild its brand. While these changes are necessary for the good of the sport, they present questions about how a small, independent company like ours could be effected. It’s our view that we are much better off as part of a much larger entity and one with more leverage within the sport.

I have gotten to know Marcus Smith, CEO of SMI, quite well in recent months and I have found him to be very down to earth and easy to get along with. I know you will too when he takes the reins sometime in early-to mid-December.

I expect you’ll have questions about how this will effect all of us going forward. There have not been any discussions yet about future structure. We’re already a pretty lean organization, as I’m sure you know, so just stay tuned and keep doing the great job you’ve been doing running our operations. We’ll know more as the process unfolds.

One additional note: The Company and SMI will enter a quiet period starting now through closing so as not to make any public statements that may influence shareholder voting one way or another. Consequently, I’d ask that no one make any public statements or statements to the media.

Thanks and more to come,

Denis

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